SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 23, 2011

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of SodaStream International Ltd. on December 29, 2011 at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Annual General Meeting of Shareholders, the Company’s financial statements for the fiscal year ended December 31, 2010 will be reviewed and you will be asked to consider and vote on the matters listed in the enclosed Proxy Statement. The Company’s Board of Directors recommends a vote “FOR” all of the proposals listed in the Proxy Statement.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

The Board of Directors has fixed the close of business on November 28, 2011 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the Annual General Meeting of Shareholders and any adjournments thereof.

Additional information about SodaStream is contained in our most recent annual report on Form 20-F, which is available on our website at www.sodastream.com.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

/s/ Yuval Cohen

Yuval Cohen
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.
Gilboa Street
Airport City, Ben Gurion Airport 70100, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2011

We invite you to attend an Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”). The meeting will be held on December 29, 2011 at 4:00 P.M. (Israel time), at SodaStream's principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel.

We are sending you this Proxy Statement because you hold SodaStream ordinary shares. You can vote your shares by attending the Meeting or completing and signing a proxy card. Our board of directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

At the Meeting, the financial statements of the Company for the fiscal year ended December 31, 2010 will be reviewed, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s web site www.sodastream.com. In addition, shareholders will be asked to vote on the following agenda items, as further detailed below in this Proxy Statement:

Agenda Items

The following matters are on the agenda for the Meeting:

1.	To reelect Mr. Daniel Birnbaum as a Class I director, to serve for a three-year term pursuant to the Articles of Association of SodaStream.
2.	To approve and ratify (i) a bonus to our CEO and Director, Mr. Daniel Birnbaum, relating to the successful completion of the Company’s follow-on offering and (ii) a grant of options to Mr. Daniel Birnbaum to purchase 55,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on November 7, 2011.
3.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International for the year ending December 31, 2011 and until the annual meeting of shareholders to be held in 2012, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation.
4.	To act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Our board of directors recommends that you vote “FOR” each of the proposals above.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on December 29, 2011. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. In addition, by signing and returning the proxy card you are confirming that you do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on November 28, 2011 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to our shareholders of record on the Record Date on or about December 5, 2011, and we will solicit proxies primarily by mail and email.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the Chief Financial Officer or the General Counsel of the Company or to vote in person at the Meeting.

You are also entitled to notice of the Meeting and to vote at the Meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date. If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to the Company at its offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel, Attn: Eyal Shohat, General Counsel at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum

On November 22, 2011, there were 20,032,940ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

The vote required for the approval of each of the proposals is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count in the election of directors (Item 1 of this Proxy Statement). If you hold ordinary shares through a bank or broker and do not instruct the bank or broker how to vote in the election of directors, no votes will be cast on your behalf.

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.sodastream.com.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address,no later than December 3, 2011.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of November 22, 2011 by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 20,032,940ordinary shares outstanding as of November 22, 2011.

Unless stated otherwise, the information set forth in the table is based on the information contained in the Company’s Annual Report, filed on Form 20-F with the Securities and Exchange Commission (“SEC”) on June 30, 2011. The Company has not independently verified information filed with the SEC by the Company’s shareholders on which the information set forth below is based.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City 70100, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number(1)	Percentage(2)
5% shareholders
FMR LLC and Affiliates(3)	2,586,331	12.9%
Real Property Investment Limited(4)	2,137,333	10.7%
Gilder, Gagnon, Howe & Co. LLC(5)	1,078,497	5.4%
Alydar Capital, LLC and Affiliates(6)	1,055,000	5.3%
Scout Capital Management L.L.C.(7)	1,010,000	5.0%
Executive officers and directors
Yuval Cohen	10,000	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
Marc Lesnick	10,000	*
David Morris	*	*
Daniel Birnbaum(8)	504,581	2.5%
Daniel Erdreich	53,900	*
Yonah Lloyd	*	*
Tali Haim	4,907	*
Yossi Azarzar	27,969	*
Eyal Shohat	*	*
Rachelle Ostro	6,119	*
All executive officers and directors as a group (12 persons)(9)	668,549	3.2%

*	Less than 1%.
(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after November 22, 2011.
(2)	If a shareholder has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Based on a Schedule 13G filed with the Securities and Exchange Commission on May 10, 2011 by FMR LLC (“FMR”). Includes 2,525,131 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 61,200 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.
(4)	Based on the Company’s Registration Statement, filed on Form F-1 with the SEC, as amended on April 14, 2011, consists of 2,137,333 ordinary shares, which are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.
(5)	Based on a Schedule 13G filed with the Securities and Exchange Commission on September 7, 2011 by Gilder, Gagnon, Howe & Co. LLC (“Gilder”). The shares include 867,633 shares held in customer accounts over which partners and/or employees of Gilder have discretionary authority to dispose of or direct the disposition of the shares, 175,732 shares held in accounts owned by the partners of Gilder and their families, and 35,132 shares held in the account of the profit-sharing plan of Gilder. Gilder has sole voting and dispositive power with respect to 35,132 shares. Gilder has shared dispositive power with respect to 1,043,365 shares. The address of Gilder is 3 Columbus Circle, 26th Floor, New York, NY 10019.
(6)	Based on a Schedule 13G filed with the Securities and Exchange Commission on April 19, 2011 by Alydar Capital, LLC (“Alydar Capital”), Alydar Partners, LLC (“Alydar Partners”), John A. Murphy, Alydar Fund, L.P. (“Alydar Fund”), Alydar QP Fund, L.P. (“Alydar QP”), Alysheba Fund, L.P. (“Alysheba Fund”), Alysheba QP Fund, L.P. (“Alysheba QP”), Alysun Fund, L.P. (“Alysun Fund”), Alysun QP Fund, L.P. (“Alysun QP”), Alydar Fund Limited (“Alydar Limited”), Alysheba Fund Limited (“Alysheba Limited”) and Alysun Fund Limited (“Alysun Limited”). Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund, Alysun QP, Alydar Limited, Alysheba Limited and Alysun Limited have sole voting and dispositive power with respect to 13,801 shares, 137,223 shares, 4,474 shares, 118,290 shares, 6,712 shares, 36,255 shares, 327,305 shares, 398,915 shares and 12,025 shares, respectively. Alydar Capital has shared voting and dispositive power with respect to 316,755 shares and Alydar Partners and Mr. Murphy have shared voting and dispositive power with respect to 1,055,000 shares. Alydar Capital is the general partner of Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund and Alysun QP. Alydar Partners is the investment manager of Alydar Fund, Alydar QP, Alysheba Fund, Alysheba QP, Alysun Fund, Alysun QP, Alydar Limited, Alysun Limited and Alysheba Limited. Mr. Murphy, an individual, is managing member of Alydar Capital and Alydar Partners and disclaims any beneficial ownership over these shares. The principal address of Alydar Capital and its Affiliates is 222 Berkeley Street, 17th Floor, Boston, Massachusetts 02116.

(7)	Based on a Schedule 13G filed with the Securities and Exchange Commission on July 21, 2011 by Scout Capital Management L.L.C. (“Scout”), Adam Weiss and James Crichton. Scout, Adam Weiss and James Crichton share voting and dispositive power with respect to 1,010,000 shares. The address of Scout and Mr. Crichton is 640 Fifth Avenue, 22nd Floor, NY, NY 10019. The address of Mr. Weiss is 160 Forest Avenue, Palo Alto CA 94301.
(8)	Consists of options to purchase 504,581 shares which are currently exercisable or exercisable within 60 days of November 22, 2011.
(9)	Consists of options to purchase 668,549 shares which are currently exercisable or exercisable within 60 days of November 22, 2011.

PROPOSAL No. 1
REELECTION OF DIRECTOR

Background

Our current board of directors consists of six directors. Mr. Glazer and Ms. Hanover serve as our external directors. Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq Global Select Market requirements, provided that we disclose those Nasdaq Global Select Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. Under the Companies Law, we are not required to have a majority of independent directors. Our board of directors has decided to rely on the “foreign private issuer exemption” with respect to the requirement for a majority of our directors to be independent.

The following table sets forth information as to the directors of the Company as of October 31, 2011:

Name	Age	Position
Yuval Cohen	49	Chairman
Daniel Birnbaum	49	Director
Eytan Glazer	49	Director
Lauri A. Hanover	52	Director
Marc Lesnick	45	Director
David Morris	42	Director

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that, each year the term of office of only one class of directors will expire. Class I directors, consisting of the director to be elected at this Meeting, will hold office until our annual general meeting of shareholders to be held in 2014. Class II directors, consisting of Mr. Lesnick, will hold office until our annual general meeting of shareholders to be held in 2012. Class III directors, consisting of Messrs. Cohen and Morris, will hold office until our annual general meeting of shareholders to be held in 2013. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described herein.

The Board of Directors, following the recommendation of the Company’s Nominating and Governance Committee, has nominated Mr. Daniel Birnbaum for reelection to serve as a Class I director of the Company, such office to expire on the third Annual General Meeting following this Meeting.

The above named nominee has consented to being named in this Proxy Statement and will serve as a director if re-elected. If, however, at the time of the Meeting the above named nominee should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

In accordance with the Israeli Companies Law, the nominee for reelection to our board of directors has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of SodaStream, taking into account the size and special needs of SodaStream.

Director Nominated for Reelection as a Class I director at this Meeting is:

Daniel Birnbaum.  Mr. Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds an M.B.A. from Harvard Business School and a B.A. from The Hebrew University of Jerusalem.

Proposed Resolutions and Approval Necessary

You are being asked to elect the director nominee, such office to expire on the third Annual General Meeting following the 2011 Annual General Meeting, pursuant to the Articles of Association of the Company. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

“RESOLVED, that the election of Mr. Daniel Birnbaum to the Board of Directors of SodaStream International Ltd., to serve as a Director in Class I for a three-year term until the annual general meeting in 2014 be, and it hereby is, approved.”

Our board of directors recommends that you vote “FOR” the proposed resolution.

Continuing Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, where he led investments in, and served on the boards of directors of, numerous companies, including Precise Software Solutions, Inc., PowerDsine Ltd., T.sqware Inc., Sheer Networks, Teleknowledge Group, Celltick Technologies and XMPie. Mr. Cohen currently serves on the board of directors of Emblaze Ltd. (LSE: BLZ), as well as a director of several privately held portfolio companies of Fortissimo Capital. In addition, Mr. Cohen previously served as the Chairman of the board of directors of NUR Macroprinters (the assets of which were sold to Hewlett-Packard Company), and Hadasit Bio-Holdings Ltd. (TASE: HDST). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL WorldGroup, Inc. Mr. Glazer holds a B.Sc in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Ms. Hanover is the Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., an Israeli medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli software and analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Marc Lesnick has served as a member of our board of directors since December 2006. Mr. Lesnick has been a partner at Fortissimo Capital since May 2003. From October 2001 through May 2003, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From September 1997 through October 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he specialized in public offerings and mergers and acquisitions. Mr. Lesnick currently serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick holds a J.D. from the University of Pennsylvania and a B.A. from Yeshiva University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments, including Real Property Investment Limited, one of our principal shareholders. He additionally manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Board Committees

Audit Committee

Our audit committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the audit committee is Ms. Hanover.

Compensation Committee

Our compensation committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the compensation committee is Mr. Morris.

Nominating and Governance Committee

Our nominating and governance committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the nominating and governance committee is Mr. Glazer.

Board and Committee Meetings

During the past fiscal year, the Board of Directors held ten meetings and our audit committee held three meetings and each of our directors attended at least 75% of the aggregate number of Board of Directors or audit committee meetings, as applicable, held during the time he or she was serving as a director.

PROPOSAL No. 2

TO APPROVE AND RATIFY A BONUS AND OPTIONS TO OUR CEO AND DIRECTOR,
MR. DANIEL BIRNBAUM

Background

Under the Israeli Companies Law, 1999, arrangements regarding the compensation of a director in a public company require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company's Compensation Committee, Audit Committee and Board of Directors, and now requires approval by the Company’s shareholders.

The Company’s Compensation Committee recommended to the Audit Committee and the Board of Directors that Mr. Birnbaum receive (i) a one-time bonus of NIS 525,000 relating to the successful completion of SodaStream’s follow-on, underwritten public offering of its ordinary shares on the NASDAQ Global Select Market in April 2011 which raised an additional $48.8 million for the Company, after deducting the expenses of the offering, including underwriting discounts and commissions and (ii) a grant of options to purchase 55,000 of our ordinary shares at an exercise price equal to the closing price on the NASDAQ Global Select Market of our ordinary shares on November 7, 2011.

Proposed Resolutions and Approval Necessary

You are being asked to approve (i) the bonus award of NIS 525,000 to Mr. Daniel Birnbaum for his contribution to the successful completion of the follow-on underwritten public offering of the Company's ordinary shares on the NASDAQ Global Select Market in April 2011 and (ii) the grant of options to purchase 55,000 of our ordinary shares at an exercise price equal to the closing price on the NASDAQ Global Select Market of our ordinary shares on November 7, 2011. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolutions

“RESOLVED, that the bonus award of NIS 525,000 to Mr. Daniel Birnbaum and the grant of options to purchase 55,000 of our ordinary shares be, and they hereby are, approved.”

Our board of directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote “FOR” the proposed resolution.

PROPOSAL No. 3

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF KPMG INTERNATIONAL,
AS THE COMPANY'S INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL
MEETING AND AUTHORIZATON TO DETERMINE COMPENSATION

Background

The audit committee of the Board of Directors recommends that the shareholders appoint Somekh Chaikin, a member of KPMG International, as its independent auditor to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2011, and to serve as its independent auditor until the next annual general meeting. It is further proposed to authorize the Board of Directors to determine their remuneration, provided that such compensation is also approved by the audit committee.

The following table provides information regarding fees billed by our accountants to us for the years ended December 31, 2009 and 2010. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2009	2010
	(Euros)
Audit Fees	284,431	617,050
Audit-Related Fees	6,545	498,076
Tax Fees	23,925	10,345
Total	314,901	1,125,471

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2010, “Audit-Related Fees” include fees billed for assurance and related services regarding our initial public offering. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Proposed Resolutions and Approval Necessary

You are being asked to approve the appointment of Somekh Chaikin, a member of KPMG International, as our independent auditor to audit our consolidated financial statements for fiscal year 2011, and to serve as our independent auditor until the next annual general meeting. It is further proposed to authorize the Board of Directors to determine the auditor's remuneration, provided that such compensation is also approved by the audit committee. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolutions

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company's independent auditor for the year ending December 31, 2011 and until the 2012 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their annual compensation.”

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the adoption of this resolution.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC, as amended on April 14, 2011, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of SodaStream’s website at www.sodastream.com. In addition, on June 30, 2011, the Company filed an Annual Report on Form 20-F for the year ending December 31, 2010. Shareholders may obtain a copy of these documents without charge at www.sodastream.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen

Yuval Cohen
Chairman of the Board of Directors

Airport City, Israel
November 23, 2011

SODASTREAM INTERNATIONAL LTD.

FORM OF PROXY

For use by shareholders of record of the Company at the Special Meeting of the Shareholders to be held on December 29, 2011, at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment thereof.

(Please use BLOCK CAPITALS)

I
of,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint any of Daniel Erdreich, the Company's Chief Financial Officer, or Eyal Shohat, the Company's General Counsel and Corporate Secretary, as my proxy to vote for me and on my behalf at the Annual General Meeting to be held on December 29, 2011 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

Resolutions	For	Against	Abstain
To reelect Mr. Daniel Birnbaum as a Class I director
To approve and ratify a bonus and options to our CEO and Director, Mr. Daniel Birnbaum
To approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company's independent auditor for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Dated ____________ Name _________________ Signature __________________

To be valid, this form of Proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6673 (Attn: Eyal Shohat); scan and email it to eyals@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

1.	Any alterations to this form must be initialed.
2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.
3.	The complete form of the proposed resolutions and any ancillary documents may be viewed – at the offices of the Company at its above mentioned address, on Sunday –Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Eyal Shohat at 972-3-763-2301.